U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB
                           Post-Effective Amendment #1

                   General Form For Registration of Securities
                         Of Small Business Issuers under
           Section 12(b) or (g) of The Securities Exchange Act of 1934

                                 LCS, Golf, Inc.
                 (Name of Small Business Issuer in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                   11-3200338
                      (I.R.S. Employer Identification No.)

       809 North Dixie Highway, Suite 200, West Palm Beach, Florida 33401
               (Address of principal executive offices) (Zip Code)

                                 (561) 835-8484
                           (Issuer's telephone number)

           Securities to be registered under Section 12(b) of the Act:
                                      None

           Securities to be registered under Section 12(g) of the Act:
                          Common Stock, par value $.001


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                                TABLE OF CONTENTS
                                     Part I

Item 1.  Description of Business..............................................3

Item 2.  Management's Discussion and Analysis
                  or Plan of Operation.......................................10

Item 3.  Description of Property.............................................13

Item 4.  Security Ownership of Certain Beneficial
                  Owners and Management......................................13

Item 5.  Directors, Executive Officers, Promoters
                  and Control Persons........................................14

Item 6.  Executive Compensation..............................................17

Item 7.  Certain Relationships and Related Transactions......................18

Item 8.  Description of Securities...........................................18

                                     Part II

Item 1.  Market Price of and Dividends on the Registrant's
                  Common Equity and Other Shareholder Matters................19

Item 2.  Legal Proceedings...................................................20

Item 3.  Changes in and Disagreements with Accountants.......................20

Item 4.  Recent Sales of Unregistered Securities.............................20

Item 5.  Indemnification of Directors and Officers...........................26

                                    Part F/S

Financial Statements.........................................................27

                                    Part III

Item 1.  Index to Exhibits...................................................48

Signatures...................................................................50


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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

To simplify the language in this registration statement, references to "We," "Us" or "LCS Golf" refer to LCS Golf, Inc. and its subsidiaries.

Business Development.

We were incorporated in the State of Delaware on October 8, 1997 as Linkun Enterprise, Inc. to design and distribute golf clubs and golf related products. On October 27, 1997, we changed our name to LCS Golf, Inc.


On October 28, 1997, LCS Golf, Inc. a New York Corporation (hereinafter "LCS New York") was merged into our Company and we were the surviving company. Pursuant to the merger, we exchanged nine hundred eighty thousand nine hundred and four (980,904) shares of our common stock for all of the issued and outstanding shares of LCS New York on a one-share for one-share basis.


We entered into this transaction to obtain the name LCS Golf, Inc. Prior to this transaction, our officers and directors had no affiliation with LCS Golf, Inc. New York.

On May 1, 1998, we acquired Golf Universe, Inc., which became our wholly owned subsidiary. Golf Universe, Inc. was incorporated in the state of Florida on October 23, 1996. We acquired all of the outstanding stock in Golf Universe in exchange for the following consideration:

      o 400,000 shares of our common stock issued to Golf Universe's shareholders,
      o A promissory note for $100,000, which we paid prior to February 28, 1999, and
      o     Expenses of $16,750 associated with the transaction

We entered into this transaction to acquire Golf Universe's plans for development of a golf related website. Prior to this transaction, our officers or directors had no affiliation with Golf Universe.


On November 17, 1998, we entered into a stock purchase agreement with Milton Besen who controlled all of the issued and outstanding common stock of Mr. B III, Inc. ("B III"). B III was incorporated in the state of Florida on September 3, 1996. In this transaction, we exchanged 150,000 shares of our common stock and $250,000 for all of the issued and outstanding shares of B III. B III became our wholly owned subsidiary. We entered into this transaction to acquire B III's manufacturing operations. Prior to this transaction, our officers and directors had no affiliation with B III.


On January 26, 1999, we entered into a common stock purchase agreement with Alex Bruni, the holder of 100% of the issued and outstanding shares of Play Golf Now, Inc. Play Golf was incorporated on


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November 27, 1998 in the state of New York. We acquired all of the issued and outstanding shares of Play Golf in exchange for:


      o     350,000 shares of our common stock issued to Mr. Bruni,


      o     250,000 shares of our common stock issued to consultants, and
      o an unconditional option issued to Mr. Bruni to purchase an additional 200,000 shares of our common stock at a purchase price of $0.50 per share that may be exercised in whole or in part on or before January 25, 2001.

Play Golf Now then became our wholly owned subsidiary. We entered into this transaction to acquire Play Golf's golf membership discount program, consisting of a network of golf courses, driving ranges, and pro shops offering discounted rates to Play Golf's members. Prior to this transaction, our officers and directors had no affiliation with Play Golf.

On February 15, 1999, we entered into a common stock purchase agreement with Leigh Ann Colguhoun, the holder of 100% of the issued and outstanding shares of Golfpromo, Inc. Golfpromo was incorporated in the state of Florida on February 10, 1999. We acquired all of the issued and outstanding shares of Golfpromo in exchange for 350,000 shares of our common stock. Golfpromo then became our wholly owned subsidiary. We entered into this transaction to acquire Golfpromo's mailing database list of golfers. Prior to this transaction, our officers and directors had no affiliation with Golfpromo.

On August 27, 1999, we incorporated I Fusion Corp. as our wholly owned subsidiary, to provide both Internet and traditional and marketing services.

Business of Issuer.

We sell products and offer information over the Internet through our five wholly owned subsidiaries:

      o     Golf Universe
      o     B III
      o     Play Golf
      o     Golf Promo
      o     iFusion

Internet Operations.

Golf Universe.com

o Golfuniverse.com has been operational since March of 1999 and currently averages approximately 150,000 hits per day. Golfuniverse.com delivers information and details on over 24,000 golf courses located world wide and over 10,000 golf related businesses as well as other golf related data and information.

o The Golf Universe site offers an online pro shop, where golf-related products and services are sold through third party vendors. The website offers products and services from major golf equipment manufacturers, apparel designers, and other golf related manufacturers. Consumers can purchase items from exclusive resorts such as Doral, PGA National and Pebble Beach. We obtain commissions when site visitors purchase products, reserve tee times, and make travel plans online.


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      Our commissions on these transactions range from 12% to 20% depending on the vendor, type and amount of reservation or sale.

o The Golf Universe site offers a Golf Universe Preferred Members Club that provides members discounts on golf services and products. Through alliances with Choice Hotels International, Avis(R), Alamo(R), Budget(R), National(R) and Nike Golf Schools, the Club offers members discounts at over 2000 golf courses, resorts, practice facilities, as well as equipment and apparel through the Online Pro Shop. We plan to develop benefits for Club members such as a monthly online newsletter, a bi-monthly magazine, a Recreation Directory, savings on condo rentals, short notice airfare savings, vacation package savings, discounts on cruises, motor home savings and skiing discounts.


ifusionco.com

iFusionco.com is a full-service Internet marketing company that provides the following services:


o     creative and concept development;
o     national marketing program implementation and management;
o     corporate and package development;
o     sweepstaking, and couponing;

iFusion generates revenues from monthly retainers, subcontract work, and per project work.

Targetmails.com is a website operated by iFusion, which utilizes our databases. Our database of golfers includes:


o     in excess of 4.2 million email addresses:
o     1.8 permission email addresses,
o     2 million physical mail addresses,
o     24,000 golf course names and addresses; and
o     over 15,000 golf retailers and pro shops.


Additionally, we have databases of individuals associated with the travel, healthcare, and investment industries.

With our diverse databases:

o we are able to direct market specific GolfUniverse and Preferred Club products and services
o rent the database to advertisers, researchers, and golf industry consumers; and
o and increase traffic to the GolfUniverse.com and Wall StreetGolf.com web sites through the targetmail.com website.

Golfpromo.net and playgolfnow.com are used principally as links to our other web-sites.

B III


We formerly designed and manufactured consumer products through B III, but we ceased our manufacturing operations in November of 1999. We are planning to sell B III therapeutic magnet products and specialty pillows on our websites. The manufacturing of our products is done by Allied Packaging and Manufacturing. Allied will be using B III's manufacturing equipment to produce these



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product lines. We are in the process of negotiating a formal agreement for the manufacturing of these products. Until a manufacturing agreement is executed, we compensate Allied on a per project basis.

Namath Agreement.


In December 1998, we entered into a ten-year agreement with Mr. Joe Namath providing that for six days a year Mr. Namath will produce infomercials containing his endorsement of B III's therapeutic magnet products. This agreement expires on December 1, 2008. Mr. Namath was paid consideration of 600,000 shares of our common stock with a market value of approximately $587,000 and $25,000 upon the signing of the agreement. Additionally, Mr. Namath is to receive royalties of 5% of the gross sales price of all endorsed products sold. To date, Mr. Namath has received no royalty payments. We also paid 600,000 shares of our common stock to Mr. Namath's licenser, Planned Licensing, Inc., valued at approximately $587,000 as consideration for the use of Mr. Namath's services.


Suppliers and Consumer Base.

We are not dependent upon suppliers of raw materials or upon any single customer. We maintain no inventory. We do not sell any of or own products on our Golf Universe website and we maintain no inventory. We provide links to the websites of vendors who sell their own products on their websites. All shipping and credit card transactions are processed by the vendors whose products are displayed.

Competition for our Internet Operations.

We compete with consumer products and specialty retail businesses with physical locations as well as with other websites selling products similar to ours. Our leading competitors include retail stores such as Target stores, Wal-Mart Stores, Inc., and other physical store locations that sell golf related products. We attempt to compete on the basis of content, quality, uniqueness, pricing, assortment of our merchandise, brand name, service to customers, and proprietary customer lists.

Government Approval and Compliance with Governmental Regulation.


We will not collect sales or other similar taxes from goods sold on our website except where required by law. Some states or the federal government may seek to impose sales tax collection obligations on out-of-state companies that engage in or facilitate online commerce. Proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect our opportunity to derive financial benefit from such activities.


Due to the increasing popularity and use of the Internet, a number of laws and regulations may be adopted, covering privacy, pricing, and quality of products and services regarding the Internet. The growth of Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on our business. The adoption of any additional laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for our Internet products or increase our cost of doing business, results of operations and financial condition.

We sell our products and services to numerous consumers residing in such states and jurisdictions that may claim that we are required to qualify to do business as a foreign corporation in each such state or foreign country. Our failure to qualify as a foreign corporation in a jurisdiction where it is required to do


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so could subject us to taxes and penalties for failure to qualify. Any such existing or new legislation or regulation, including state sales tax, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.



Agreements.


      On February 16, 2000, we entered into a series of related agreements with Quintel Communications, Inc. ("Quintel"), including a loan agreement to borrow $500,000 from Quintel in the form of a convertible promissory note. The promissory note is secured by our database of information. The note bears interest at a variable rate not to exceed 14%. The note was due on demand any time after August 16, 2000. Quintel may have converted the remaining principal into shares of our common stock and such shares would have had registration rights as set forth in a registration rights agreement. Further, any additional shares issued upon conversion of the debt are protected by anti-dilution provisions, subject to our right to repurchase any shares issued under such anti-dilution provisions at $1.00 per share, which repurchase right may be used once in twelve months from the date of the agreement.


      On the same date, we entered into a marketing agreement and licensing agreement with Quintel. As consideration for providing marketing services for a period of two years, we issued options (valued at approximately $139,000 using the Black-Scholes Model) to purchase 200,000 shares of our common stock. Options to purchase 100,000 shares are exercisable for a period of two years from issuance at $1.00 per share and options to purchase 100,000 shares are exercisable for a period of two years from issuance at $2.00 per share. The shares underlying these options have registration rights as described in the registration rights agreement discussed above.

      Under the licensing agreement, Quintel acquired a license to use our database of information in exchange for payment of $5,000 per month. If we default under the loan agreement, Quintel may credit this monthly amount towards any amounts in arrears under the terms of the loan agreement. The licensing agreement is for a term of ten years with an option to renew for an additional five years.


            On August 7, 2000 following certain disagreements concerning Quintel's use of our database, we entered into a forbearance agreement and amendment of our security agreement with Quintel. Quintel acknowledged receipt of a $50,000.00 payment against the principal balance of $500,000 due on the convertible note, funded personally by Dr. Mitchell. The related note was amended to provide for payment upon written demand. If there is a default under the terms of the forbearance agreement or the note, the interest rate will equal the prime rate as defined in the note plus 4% not to exceed fourteen(14%)percent. Until payment of all amounts due under the note are made, amendment #1 to the security agreement requires us to pay fifty percent (50%) of the collections received for accounts receivable outstanding as of August 10, 2000, and twenty-five percent (25%) of collections for all new accounts receivable, within five days. Payment is to be credited against amounts due under the note, first to interest, then to principal. Quintel also receives 50% of all other cash receipts including additional loans, cash equivalents and marketable securities generated by us from any source whatsoever until payment in full of the amounts due under the note. The security agreement filed February 22, 2000 was amended to include all accounts of LCS Golf and all securities or guarantees held by us in respect of the accounts and all account proceeds. In addition, Dr. Mitchell, President and CEO of LCS Golf, executed and delivered a guarantee on August 7, 2000 of up to $250,000.00 on the note.

      Quintel agreed to forbear from demanding payment of the note or commencing any action against us as long as Quintel receives at least $10,000.00 per month in payment of principal and interest on the Note, or collections of the accounts or from the guarantor, and we generate gross revenues of at least $75,000.00 per calendar month from the normal conduct of business.

      On August 8, 2000 American Warrant Partners, LLC ("American Warrant")invested $300,000.00 in our Company. We issued an 8% convertible subordinated promissory note to American Warrant with a maturity date for the principal of August 8, 2002. The note is convertible into our common stock at $0.25 per share subject to adjustment. Interest is payable on a quarterly basis commencing September 30, 2000. We also issued to American Warrant a warrant expiring on August 8, 2005 to purchase up to 600,000 shares of our common stock, at the exercise price of $0.40 per share, to be exercised in whole or in part. In order to elect to exercise the warrant at the share price computed using the formula in the warrant agreement, American Warrant must deliver the warrant and a written notice of election to exercise the warrant to us. In addition, we entered into a registration rights agreement in which we promise to register the shares with the Commission as soon as reasonably practicable, but in no event later than September 15, 2000. To date, no such Registration Statement has been filed. Certain officers and directors of the Company agreed to a lock-up provision restricting their right to sell, transfer, pledge or hypothecate or otherwise encumber their shares until the earlier of the one year anniversary of the agreement, the effective date of the Registration Statement, or until we raise $1,000,000 in equity or debt financing. We also agreed that without prior written consent, until the earlier of 85% of the principal balance and interest is paid or converted to common stock, or 180 days from the date of the warrant agreement, we will not offer to sell or sell any of our common stock at a price per share (or conversion or exercise price per share) less than the average closing price per share of our common stock as quoted by the OTC Electronic Bulletin Board on the five days immediately prior to the close of the transaction. We also agreed to recommend and use our best efforts to elect a designee and representative of American Warrant as a member of the Board of Directors until the later of one year from the date of the agreement or until such time we receive $1,000,000 in equity or debt financing.

Debt in Default

      The American Warrant investment of $300,000 placed us in default of the forbearance agreement that we signed with Quintel because we did not in turn remit fifty percent of the cash proceeds as required under the agreement. On August 30, 2000, Dr. Mitchell agreed to fund personally two payments of $50,000 each towards principal and interest on the Quintel loan. We also changed to 50% instead of 25% of receipts from new accounts receivable that are payable to Quintel under the amended security agreement.


Intellectual Property.

Through our acquisition of B III, we own patent serial number 29/073.138 to a product sold under the label "Adorables," that is an animal pillow with a pouch. We have not sought trademark registration of the "Adorables" name with the U.S. Patent & Trademark Office. Golf Universe has registered the following domain names:

      o     golfuniverse.com                    o     skiuniverse.com
      o     golfpromo.net                       o     universe-online.com
      o     ifusionco.com                       o     ifusionco.net
      o     playgolfnow.com                     o     junior-golf.com
      o     targetmail.com                      o     mygolfuniverse.com
      o     wallstreetgolf.com                  o     freeis4me.com


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      o     lcsgolf.com                         o     golfuniverse-online.com

Research and Development.

We have conducted no research and development in the past two (2) fiscal years.

Status of Publicly Announced New Products or Services.

We have no publicly announced new products or services.

Employees.

LCS Golf and its subsidiaries have 15 full-time employees, and a total of 15 employees.

Risk Factors.


We Are In Default of a Senior Secured Loan Which May Cause Us to Curtail or Cease Operations.

Our failure to remit 50% of the cash proceeds from the American Warrant transaction to Quintel resulted in a default under the forbearance agreement with Quintel. If Quintel elects to pursue its remedies under the forbearance agreement and we are unable to reach an amicable resolution with Quintel, we may have to curtail or cease operations unless we are able to obtain additional financing. Even if we do reach an amicable resolution with Quintel which we have no reason to believe such resolution is possible, and continue operations, our efforts to satisfy continuing obligations under the Quintel agreements will significantly impact our cash flow. Pursuant to arrangements with Quintel, we increased the percentage of receipts which we must remit from new accounts receivable from 25% to 50% which will significantly impact on our cash flow until such time as we are able to make payment in full under the Quintel agreement.


Our Financial Condition is Poor and We May Be Unable to Continue as a Going Concern.


Our operations have been dependent upon short-term borrowing and other funding resources. From March 1, 1999 through November 30, 1999, our president has made additional net advances of approximately $261,000. Our independent auditors report on our consolidated financial statements for the year ended February 28, 1999, raises substantial doubt as to our ability to continue as a going concern. Our financial statements show an accumulated deficit of $6,170,817. We expect to continue to incur net losses for the foreseeable future and negative cash flow from operations through at least the year 2000. We expect to significantly increase our operating expenses as a result of expanding our sales and marketing, product development and administrative operations and developing new strategic relationships to promote our future growth. As a result, we will need to generate increased sales to meet these expenses and to achieve profitability. In addition, due to our default under the agreement with Quintel, we must now remit 50% of all accounts receivable to Quintel which will further significantly reduce our cash flow. Therefore, an investment should not be made in our securities unless an investor is prepared to lose his or her entire investment.


We Recently Redirected Our Strategic Focus; Therefore Our Recent Operating Results Are Not Comparable to Our Results for Prior Periods

We were founded in 1997 to design and distribute golf clubs and related products. In early 1999, we began to provide permission email and Internet services. For the nine months ended November 30, 1999, permission email marketing services represented 40% of our revenue, compared to 0% in the nine months ended November 30, 1998. Accordingly, our operating results since the year ended February 28, 1999 are not comparable to our results for prior periods. We cannot be certain that our business strategy will be successful, or that we will adequately address these risks.

We Have Only Been In Existence For a Short Time Period; Therefore, You May Not Be Able to Assess Our Business for Investment Purposes.


Because our business has been in existence only since October 1997, you may not be able to assess our future performance.


We May Not Be Able to Obtain Funds From Other Funding Sources to Stay In
Business.

If our revenues are not sufficient to continue our business, we may have to seek other funding. If we are unable to obtain any such funding, our ability to continue in business will be negatively impacted.


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Our Management May Not Have the Requisite Experience or be Unable to Devote the
Time Necessary to Develop Our Business.

Our management has little experience in managing Internet based companies. Such inexperience could hinder our ability to fully develop our business. Although our Chief Executive Officer works full-time for us, his employment agreement with LCS Golf requires him to devote a minimum of only twenty hours per week to our operations. Our management's inability to devote their full attention to our business, could effect our growth and sales.

The Golf Industry is Highly Seasonal and Subject to Fluctuations.

The majority of golf sales occur during warmer weather. Therefore, our revenues may be higher during the golf season. If we are unable to effectively develop marketing strategies that account for decreased sales during these months, we may not generate sufficient sales during certain financial quarters to be profitable. In addition, due to such seasonal fluctuations, our quarterly results may not be indicative of our future earnings.

Our Revenues May be Negatively Affected by Internet Security Risks.

We are dependent upon encryption and authentication technology to provide security to effect secure transmission of confidential data and information. There is no assurance that new technological discoveries will not result in compromises to our security. If our security is compromised, we could be subject to litigation and our business reputation could be negatively impacted.

Our Success is Dependent Upon Broad Market Acceptance of Permission Email Marketing Services.

We do not know if our products and services will be successful. The market for permission email marketing services is in its infancy, and we are not certain whether our target customers will widely adopt and deploy this technology. Even if they do so, they may not choose our products for technical, cost, support or other reasons. Adoption of permission email marketing services, particularly by those entities that have historically relied upon traditional means of direct marketing, such as telemarketing and direct mail, requires the broad acceptance of a new and substantially different approach to direct marketing.

If We Fail to Develop and Maintain Our Sales, Marketing, and Support Organization and Relationships With Our Network Partners and Third Party List Managers, Our Growth Will Be Limited.

We must continue to maintain and expand our relationships with network partners who provide us with access to permission email lists. We began to enter into agreements with our network partners in the first quarter of 1999. These contracts are generally short-term, ranging from a one-time project to an initial term of six months. In accordance with these contracts, we provide our network partners with tracking services and generate revenues by reselling the permission email lists to direct marketers. Our network partners receive a percentage of our revenues from such resale. We cannot assure that the growth of our business as a result of our entering into these agreements will be sufficient to meet our expectations for sales growth and profitability.

We also have our proprietary lists, which include the majority of the email addresses used in our operations. We complement our lists through reseller arrangements with network partners, under which we pay a fixed fee for nonexclusive use of their list for a specific campaign. These network partners are


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not contractually obligated to provide us with access to their lists. If we fail to maintain or grow our relationships with our network partners, our business could be negatively impacted.

The Loss of Any of Our Executive Officers or Key Personnel Would Likely Have an Adverse Effect on Our Business.

We need to hire a significant number of additional sales, support, marketing and product development personnel to expand our business. If we fail to attract qualified personnel or retain current employees, our sales may not increase and could decline. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future. Our future success also depends upon the continued service of our executive officers and other key sales, marketing and support personnel. We do not have "key person" life insurance policies covering any of our employees.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Except for historical information, the discussion in this report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include, among others, those statements including the words "expects," "anticipates," "intends," "believes" and other similar language. Our actual results could differ materially from those discussed herein. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this report. Factors that could cause or contribute to such differences include, but are not limited to, the risks discussed in "Certain Factors That May Affect Future Results of Operations."

Overview

LCS Golf Inc. is a holding company that provides:

      o permission email direct marketing services through Golfpromo.net and Targetmails.com;
      o     Internet and direct marketing services through Ifusionco.com.
      o     Golf ecommerce, news and information through GolfUniverse.com ; and
      o     discounts on golf services through Playgolfnow.com.

We began to refocus our business on permission email direct marketing, newsletter marketing and Internet & direct marketing in early 1999. To implement our permission based email business strategy, we acquired Golf Promo and created TargetMails.com and Ifusionco.com. As a result of our new focus, we have built a network and developed reseller relationships, which collectively provide us with access to over 3 million approved golfers. Our current strategy is to focus our resources on our permission email business by continuing to build our network of subscribers and customer base.

We derive sales by charging fees for sending permission email messages to our golf database. Sales are recognized when emails are sent to subscribers. Our customers are primarily e-commerce companies, interactive advertising agencies and golf related companies.


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We deliver email messages to members of our golf related division that consists of our own permission email list and lists from network partners. We pay our network partners either a percentage of sales derived from the delivery of email messages to members on the lists they provide or a fixed fee. Substantially all of our customers purchase our permission email services under agreements that are short-term or less than one year. We expect to continue to derive a substantial majority of our sales from short-term contracts and one-time users.

We expect to increase spending on sales and marketing as we expand our sales force, increase our subscriber base and promote awareness of our business. We also expect substantially higher general and administrative expenses as we expand our infrastructure to support our expected growth and as we continue to develop new product lines and make enhancements to our existing products. As a result of these increases, we expect to incur significant losses for the foreseeable future.

Our manufacturing operations for the B III have been outsourced to Allied Packaging and Manufacturing, Inc., who utilize our machinery and equipment, to produce our line of B III products.

In view of the rapidly evolving nature of our business, our limited operating history, and our recent focus on permission email and Internet marketing services, we believe that period-to-period comparisons of our sales and operating results, including our gross profit or losses and operating expenses as a percentage of total sales, are not meaningful and should not be relied upon as an indication of future performance. We do not believe that our historical growth rates are indicative of future results.

Results of Operations

Nine Months Ended November 30, 1999

Sales. Our sales revenue consisted of fees from providing Internet marketing services that include:

      o     delivery of permission email
      o     direct marketing messages to members in our network
      o     newsletter-marketing
      o     e-commerce
      o     banner advertising
      o     sales of our products

Total sales revenues were approximately $1,665,000 for the nine months ended November 30, 1999, compared with approximately $108,000 for the year ending February 28, 1999. Our sales revenues for the nine months ended November 30, 1999, consisted of approximately $1,003,000 from our manufacturing and $662,000 from other golf related segments.

Cost of Sales. Cost of sales was approximately $1,063,000 for the nine months ended November 30, 1999, consisting of about $985,000 manufacturing costs and $78,000 of online and reproduction services and labor.

Selling, General, and Administrative Expenses. Total selling, general, and administrative expenses for the 9 months ended November 30, 1999, were approximately $3,701,000.

General and administrative expenses were approximately $3,187,000 for the 9 months ended November 1999, pertaining to the following expense areas:

      o     personnel
      o     finance
      o     accounting
      o     legal
      o shares issued for financial consulting services and settlement of claims

Sales and marketing expenses were approximately $514,000 for the nine months ended November 30, 1999, pertaining to the following expense areas:

      o     direct sales force
      o     marketing staff
      o     marketing programs
      o     trade shows
      o     advertising
      o     public relations.

Because we created a direct sales force, increased our marketing expenditures to build our permission email and Internet marketing strategy, and over the next year we will hire additional sales and marketing personnel over the next year, we expect increased sales and marketing expenses.

Interest Expense. Interest expense was approximately $40,000 for the nine months ending November 30, 1999, and consists of interest on debt obligations.

Income Taxes. Because we had no losses since our inception through November 30, 1999, we were not required to record federal or state income taxes. The deferred tax benefit of these net operating losses has been reduced by a 100 % valuation allowance.

Liquidity and Capital Resources

From inception to November 30, 1999, we have funded our growth through short-term borrowings and private placement proceeds. In February of 2000, we entered into a 6 month, $500,000 loan agreement with Quintel Communications with an interest rate equal to prime plus 4%, not to exceed 14%. The loan is convertible, at Quintel's election, into shares of our common stock at a rate of one (1) share for each $1 of the loan.

Golf related sales continue to increase. We expect that sales for the year ending February 29, 2000 will exceed $900,000, compared to $0 for the fiscal year ended February 28, 1999. We have agreements with several companies to manage and represent their company's database and broker their client's list. These agreements may result in increased sales and brand awareness.

We will continue our search for strategic partners and/or acquisition candidates for our Golf Network Services.

We are currently seeking to raise additional capital through investment banking firms to achieve our growth objectives. If adequate funds are not available, we believe that our planned growth could be significantly affected. Operations could continue to be reliant upon the cash flow from additional short-term borrowings from Dr. Mitchell or from other sources.

Year 2000 Readiness Disclosure

We have not experienced any problem with any of our systems and software and do not expect to spend any additional funds on Year 2000 issues.

ITEM 3. DESCRIPTION OF PROPERTY


We do not own any real property. We lease office space at 809 North Dixie Highway, Suite 200, West Palm Beach, Florida for our internet operations. This space is approximately 5000 square feet. The monthly rental for this premise is $5,000.00 and the term of the lease is three years. This lease expires on August 11, 2002, but provides an option to renew for an additional two years if we are not in default on the terms of the lease.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following tables set forth certain information with respect to the beneficial ownership of our common stock by (a) each person known to us to be the beneficial owner of more than five percent of our common stock, (b) directors and executive officers both individually and as a group, as of March 31, 2000. Unless otherwise indicated, we believe that the beneficial owner had sole voting and investment power over such shares.

Security Ownership of Certain Beneficial Owners


--------------------------------------------------------------------------------------------------------------------
                                                               Number of Beneficially      Percentage Ownership of
     Title          Name and Address of Beneficial Owner            Owned Shares                    Class
--------------------------------------------------------------------------------------------------------------------
                            Dr. Michael Mitchell
 President                  24 East 12th Street                     4,118,309(1)                   20.30%
 and CEO                    New York, NY 10003
--------------------------------------------------------------------------------------------------------------------


Security Ownership of Management

--------------------------------------------------------------------------------------------------------------------
                                                               Number of Beneficially      Percentage Ownership of
     Title          Name and Address of Beneficial Owner            Owned Shares                    Class
--------------------------------------------------------------------------------------------------------------------
   President                Dr. Michael Mitchell                    4,118,309(1)                   20.30%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
    and CEO                 24 East 12th Street
                             New York, NY 10003
--------------------------------------------------------------------------------------------------------------------
                           Mr. John H. Flood, III
    Director                24 East 12th Street                        50,000                       0.25%
                             New York, NY 10003
--------------------------------------------------------------------------------------------------------------------
                             Mr. Don Klosterman
    Director            809 N Dixie Hgwy, Suite 200                    50,000                       0.25%
                         West Palm Beach, FL 33401
--------------------------------------------------------------------------------------------------------------------
                            Mr. Charles Gargano
    Director               633 3rd Ave., 37th Fl.                     250,000                       1.23%
                             New York, NY 10017
--------------------------------------------------------------------------------------------------------------------
                           Mr. Kenneth Greenblatt
    Director            809 N Dixie Hgwy, Suite 200                   100,000                       0.49%
                         West Palm Beach, FL 33401
--------------------------------------------------------------------------------------------------------------------
                            Mr. Lawrence Slavin
    Director                 87 St. Jon's Road                       205,000(3)                     1.01%
                              Wilton, CT 06897
--------------------------------------------------------------------------------------------------------------------
     Chief                       Alex Bruni
   Operating            809 N Dixie Hgwy, Suite 200                  550,000(2)                     2.70%
    Officer              West Palm Beach, FL 33401
--------------------------------------------------------------------------------------------------------------------
                              Mr. James Walsh
    Director                5874 Deerfield Place                      600,000                       2.96%
                            Lake Worth, FL 33463
--------------------------------------------------------------------------------------------------------------------
                  All Executive Officers and Directors as            5,923,309                    28.92%
                             a group (8 people)
--------------------------------------------------------------------------------------------------------------------


(1) This amount includes 200,000 shares earned by Lynn Mitchell, Dr. Mitchell's wife, for services to us.


(2) This amount includes 200,000 shares that may be obtained through January 2001 by Mr. Bruni upon exercise of his outstanding options.


(3) This amount includes 5,000 shares issued to Mr. Slavin's wife for services rendered to us.

Changes in Control.

We are unaware of any arrangements, which may cause a change in control.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Directors and Executive Officers.

The following sets forth the names, ages, positions and terms of office of our officers and directors. Our directors are elected annually by the shareholders, and the officers are elected by the board at the first meeting of the board following the annual meeting.

--------------------------------------------------------------------------------------------------------------------
Name                                        Age                      Position                     Term of Office
--------------------------------------------------------------------------------------------------------------------
Dr. Michael Mitchell                         44                 President and CEO                     Annual
--------------------------------------------------------------------------------------------------------------------
Mr. Charles A. Gargano                       64                      Director                         Annual
--------------------------------------------------------------------------------------------------------------------
Mr. Lawrence J. Slavin                       46                      Director                         Annual
--------------------------------------------------------------------------------------------------------------------
Mr. Alex Bruni                               41              Chief Operating Officer                  Annual
--------------------------------------------------------------------------------------------------------------------
Mr. James C. Walsh                           58                      Director                         Annual
--------------------------------------------------------------------------------------------------------------------
Mr. Don Klosterman                           69                      Director                         Annual
--------------------------------------------------------------------------------------------------------------------
Mr. John H. Flood, III                       49                      Director                         Annual
--------------------------------------------------------------------------------------------------------------------
Mr. Kenneth Greenblatt                       52                      Director                         Annual
--------------------------------------------------------------------------------------------------------------------

Dr. Michael Mitchell

Dr. Mitchell obtained a degree in biology from Jacksonville University in 1976. In 1980, he obtained his M.D. degree from the University of Dominica. From 1985 through the end of 1999, he has been a physician at Greenwich Village Pediatrics. He is board certified in pediatrics and has memberships in the Academy of Pediatrics and the New York County Medical Society. He has now left the practice of pediatrics to devote his full attention to LCS Golf.

Mr. Charles A. Gargano

Mr. Gargano earned his B.S. and M.B.A. degrees from Fairleigh Dickinson University and an M.S. in civil engineering from Manhattan College. He served under Presidents Reagan and Bush as the Ambassador to the Republic of Trinidad and Tobago. Since 1995, Mr. Gargano has served as the Commissioner for the New York State Department of Economic Development, while simultaneously serving his appointment as Chairman of Empire State Development, Inc. Mr. Gargano is a licensed Professional Engineer and a Civil Engineer.

Mr. Lawrence J. Slavin

In 1974, Mr. Slavin received his history degree at Hofstra University. He then received his M.A. in Healthcare Administration at C.W. Post College in 1977. From 1991 through 1996, he worked as

Executive Director and Managing Partner of Hartsdale Diagnostic & Women's Imaging Service in Hartsdale, New York. In 1996, Mr. Slavin became Vice President of Business Development and Marketing at U.S. Management Systems, Inc., a healthcare management service company, where he developed and managed sales and marketing plans for entities in the healthcare industry. In 1998, Mr. Slavin began service as the President of Slavin Consulting, LLC, a healthcare consulting firm in Wilton, Connecticut, where he focuses on the development of strategic growth plans for healthcare related facilities.

Mr. Alex Bruni

Mr. Bruni serves as our Chief Operating Officer. He obtained a BBA in Accounting and a MS in Taxation from Hofstra University. From 1988 through 1998, Mr. Bruni worked at American Express as the Director of International Taxes, managing a staff of five tax accountants while also managing and planning American Express international operations. In addition, Mr. Bruni worked as a tax manager for Nomura Securities from 1986 through 1988 and as a tax specialist for Wertheim Schroder from 1984 through 1986.

Mr. James C. Walsh

Mr. Walsh received his B.S. and J.D. degrees from the University of Alabama. He is admitted to practice law in Louisiana and New York, where he has been practicing since 1966. Mr. Walsh practices in his own firm, specializing in the representation of entertainers and professional athletes. He is also the President of Namanco Productions, Inc. specializing in the marketing and management of athletes. Mr. Walsh is a Director of Sportsline, USA, Inc., a NASDAQ publicly traded company under the symbol "SPLN." This company is an Internet based sports media company.

Mr. Don Klosterman

Mr. Klosterman graduated from Loyola University of Los Angeles in 1952. He is a former Chairman of the Board and currently Director for the public television company NTN (an AMEX company). He also serves as Director for Aldila, a golf shaft manufacturing company traded on NASDAQ, Director for the National Registry, Inc., a software development company traded on NASDAQ, and as a Director of the Bel-Air Country Club.

Mr. John H. Flood, III

Mr. Flood received his A.B in Psychology from Harvard College in 1975. He obtained his J.D. from the University of Virginia School of Law in 1978. Mr. Flood is currently the President of Oldron Sports & Entertainment Company, which does professional sports team marketing and consulting. Prior to his current position, Mr. Flood directed and managed the National Football League Properties, Inc. for eleven years where he held the positions of Director of Legal and Business Affairs, Executive Vice President, General Counsel, and President.

Mr. Kenneth Greenblatt

Mr. Greenblatt has a BBA degree in Finance from the University of Miami. He currently serves as a member of the President's Council of the University of Miami and as a member of the Board of Directors of the Helen Hayes Theatre, in addition to his position with our company. In 1987, Mr. Greenblatt founded Waverly Converting, Inc., a textile company, and served as its President until the company was sold to Missbrenner, Inc. in 1997. Prior to founding Waverly Converting, Inc., Mr. Greenblatt served as Chairman for Guilford Mills Incorporated.

Significant Employees.

Eric Reinertsen was a significant employee of Golf Promo prior to their acquisition and continued his employment with LCS Golf after the acquisition to facilitate a smooth transition with the transfer of control. Mr. Reinertsen's duties with LCS Golf include customer relations and email distribution, which comprise two essential areas of our business. Prior to joining Golf Promo in October of 1997, Mr. Reinertsen served as General Manager for Eric's Outboard, Inc., a company involved in boat sales. Concurrent with his employment with Golfpromo, Inc., Mr. Reinertsen has worked as a national accounts sales manager for Vitarich, Inc., a company involved in production and sales of vitamins.

Other than those mentioned above, we currently have no significant employees.

Family Relationships.

There are no family relationships among our directors, executive officers or persons nominated for such positions.

Involvement in Certain Legal Proceedings.

As of the date of this registration statement, no events have occurred during the past five years, which would be material to an evaluation of the ability or integrity of any director, officer or persons nominated for such positions.

ITEM 6. EXECUTIVE COMPENSATION

Summary Compensation Table

------------------------------------------------------------------------------------------------------------------------------------
                                                                                Long Term Compensation
------------------------------------------------------------------------------------------------------------------------------------
                                   Annual Compensation(1)                         Awards                  Payouts
------------------------------------------------------------------------------------------------------------------------------------
      (a)           (b)     (C)        (d)            (e)                (f)                (g)             (h)            (i)
------------------------------------------------------------------------------------------------------------------------------------
    Name and                                                         Restricted         Securities        LTIP          All Other
   Principle      Fiscal   Salary     Bonus       Other Annual     Stock Award(s)       Underlying       Payouts      Compensation
    Position       Year      ($)       ($)      Compensation ($)         ($)         Options/SARs (#)      ($)             ($)
------------------------------------------------------------------------------------------------------------------------------------
    Michael        1997       0         0              0                  0                  0               0              0
   Mitchell,       1998       0         0              0                  0                  0               0              0
   President       1999       0         0              0             $1,925,000              0               0              0
------------------------------------------------------------------------------------------------------------------------------------

1999 Dr. Michael Mitchell did not receive compensation pursuant to the terms of his employment agreement in fiscal year ended 2/29/00 because the Company operated at a loss. Such compensation has been accrued on our financial statements.

Michael Mitchell, M.D.

On June 1, 1998, we entered into an employment agreement with Dr. Michael Mitchell for his services as our President and Chief Executive Officer. The agreement is for a term of five (5) years. There may be termination for cause ninety (90) days after a written demand for services by our board of directors has been provided. Termination without cause requires at least three (3) months notice to Dr. Mitchell. Dr. Mitchell's duties include all those customary for such positions, as well as any duties reasonably imposed or removed from such customary duties under our discretion. Dr. Mitchell is to perform such services at least twenty (20) hours per week. As consideration for these services, we have agreed to pay Dr. Mitchell an annual salary of two hundred, sixty thousand dollars ($260,000.00) payable in weekly installments of five thousand dollars ($5,000.00). This salary is to be increased each year by at least four percent (4%) during the term of the agreement.

Since we were unable to pay Dr. Mitchell pursuant to the terms of his agreement with us, we issued 2,000,000 restricted shares of our common stock to Dr. Mitchell in January of 1999. Such shares had a market value of $1,925,000 at the time of issuance, based on the trading price of free-trading shares of the same class. Dr. Mitchell's shares were unable and unavailable to be sold at the then prevailing market price per share. Given that the shares were restricted and illiquid, management decided that the shares were equivalent in value to the amounts owed to Dr. Mitchell under the terms of his employment agreement through the end of 1998.

Alex Bruni.

In accordance with the agreement in which we purchased all of the outstanding shares of Play Golf, we agreed to employ Alex Bruni for a period of two-years from May 26, 1999 as Chief Operating Officer of Play Golf and Golf Universe at an annual salary of $104,000 payable in bi-weekly installments.

Eric Reinertsen.

In accordance with the agreement in which we purchased all of the outstanding shares of Golf Promo, we agreed to employ Eric Reinertsen for a period of one-year from the date of the agreement at an annual salary of $60,000 payable in bi-weekly installments. This agreement is renewable at the mutual option of the parties.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In January 1999, as compensation for services rendered under his employment contract for the period from June 1, 1998 through December 31, 1998, we issued Dr. Michael Mitchell, our President and Director, 2,000,000 shares of our common stock valued at $1,925,000. In September of 1998, we issued 200,000 shares of our common stock valued at $75,000 to Lynn Mitchell, wife of Dr. Michael Mitchell, for services rendered to the Company. In addition, Dr. Mitchell periodically makes short-term loans to the Company for operations without specific repayment terms.

Other than those described above, we have no transactions which involved or are planned to involve a direct or indirect interest of a director, nominee, executive officer, 5% shareholder or any family of such parties. We are not a subsidiary of any other company.

ITEM 8. DESCRIPTION OF SECURITIES.

Common Stock.

In General. We are authorized to issue 50,000,000 shares of common stock, par value $0.001 per share, of which 20,282,225 shares were issued and outstanding as of March 31, 2000. All of the issued and outstanding common stock is fully paid and nonassessable.

Voting. Each share of our common stock entitles the holder thereof to one vote per share in the election of directors and in all other matters upon which stockholders are entitled to vote.

The holders of shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose. In such event the holders of the remaining shares will not be able to elect any of our directors.

Dividends. Each share of common stock entitles the holder thereof to receive cash dividends, as the Board of Directors may declare from funds legally available therefore. However, we do not intend to declare any dividend on our common stock in the foreseeable future.

Preemptive Rights. There are no preemptive rights with respect to the common stock. Upon liquidation, dissolution or winding up of our affairs, and after payment of creditors, the assets legally available for distribution will be divided ratably on a share-for-share basis among the holders of the outstanding shares of common stock.

Debt Securities.

As of the date of this registration statement, we have no debt securities outstanding.

Other Securities.

As of the date of this registration statement, we have 200,000 options outstanding to Alex Bruni, which are exercisable through January of 2001. In addition, we issued 200,000 options to Quintel Communications, Inc. for their services under a marketing agreement. 100,000 of these options are exercisable at $1.00 per share until February 16, 2002. The remaining 100,000 options are exercisable at $2.00 per share until February 16, 2002. These options have registration rights. We are not authorized to issue preferred stock. We have 50 warrants outstanding, which are each eligible to be exercised for 7 shares at $0.35 per share.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market Information.

From mid-1998 through January 19, 2000, our common stock was traded on the NASDAQ Over-The-Counter Bulletin Board under the symbol "LCSG." The following chart sets forth the high and low sales prices for each quarter since listing of the Company's common stock.

         1998 Quarter                                High              Low
         ------------                                -----------------------
         July 1 - September 30                       $0.50             $0.20
         October 1 - December 31                     $1.49             $0.25

         1999 Quarter
         ------------
         January 1 - March 31                        $2.75             $0.75
         April 1 - June 30                           $3.62             $2.25
         July 1 - September 30                       $2.625            $1.218
         October 1 - December 31                     $1.625            $0.687

On January 19, 2000, we were de-listed from the Over the Counter Bulletin Board for failure to comply with the new listing standards set forth by the NASD before our phase-in date. Since January 20, 2000, our stock has been quoted in the National Quotation Bureau pink sheets. If we obtain compliance with the NASD listing requirements, we intend to reapply for listing on the Over the Counter Bulletin Board. There is no guarantee that we will ever re-obtain such listing.

No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

Holders.

As of March 31, 2000, there were approximately 425 holders of common stock.

Dividends.

We have not paid a cash dividend on the common stock since the arrival of our current management, and we do not plan at this time to declare dividends. Management anticipates that any funds available will be reinvested in our business. The payment of dividends may be made at the discretion of our Board of Directors and will depend upon, among other things, our operations, capital requirements, and overall financial condition.

ITEM 2. LEGAL PROCEEDINGS

Currently, there are no legal proceedings pending against us. However, from time to time we could be subject to suits arising in the ordinary course of business.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS


We have not had any changes in or disagreements with our accountants on any accounting and financial disclosure issue. In early 1999, we hired Cornick, Garber & Sandler, LLP located in New York.

Prior to such hiring, J.T. Shulman and Company, P.C. was our primary auditor.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On October 14, 1997, we issued 10,279,216 shares of common stock to Linkun Holding Company in exchange for certain assets of Linkun Holding Company.

On October 17, 1997, we transferred these assets to WMF Holding Company in exchange for services valued at $1,500.00.

On October 28, 1997, we issued 850,000 shares of our common stock in our merger with LCS New York.

On May 1, 1998, we issued 400,000 shares of our common stock in our acquisition of Golf Universe.

On November 17, 1998, we issued 150,000 shares of our restricted common stock in our acquisition of B III.

On January 26, 1999, we issued 200,000 shares of our common stock and an option to purchase an additional 200,000 shares of our common stock in our acquisition of Play Golf.

On March 8, 1999, we issued 350,000 shares of our common stock in connection with our acquisition of Golf Promo on February 15, 1999.

The aforementioned share issuances were all made in reliance upon the exemption from registration provided in Section 4(2) of the Securities Act of 1933, as amended. We believe the exemption from registration in Section 4(2) of the Securities Act was available because the transactions did not involve a public offering. No commissions were paid in any of these transactions.

We issued the following securities in reliance up on the exemption provided in Rule 504 of Regulation D, of the Securities Act. Our basis for claiming this exemption is i) we were not a reporting company at the time of the transactions;
ii) we were not an investment company; iii) we were not a development stage company without a specific plan of business or purpose; and iv) we did not receive aggregate proceeds of more than $1,000,000 in a twelve-month period. No commissions were paid in these transactions.

On September 21, 1998, we issued 905,000 shares of our common stock for Consulting and Business Services rendered to us.

On October 6, 1998, we issued 42,000 shares of our common stock for Legal and Administrative Services rendered to us.

On October 15, 1998, we issued 18,000 shares of our common stock for Legal Services rendered to us.

On October 22, 1998, we issued 137,000 shares of our common stock for Legal and Management Services rendered to us.

On November 3, 1998, we issued 34,200 shares of our common stock for Legal Services rendered to us.

On November 12, 1998, we issued 35,000 shares of our common stock for Consulting Services rendered to us.

On November 15, 1998, we issued 16,500 shares of our common stock for Legal Services rendered to us.

On November 19, 1998, we issued 50,000 shares of our common stock for Consulting Services rendered to us.

On November 23, 1998, we issued 20,000 shares of our common stock for Consulting Services rendered to us.

On November 30, 1998, we issued 11,800 shares of our common stock for Legal Services rendered to us.

On December 1, 1998, we completed the sale of 200,000 units, each comprised of 1 share of common stock and 2 warrants for the purchase 7 shares of common stock at an exercise price of $0.35, at $0.10 per unit pursuant to an offering under Rule 504 of Regulation D of the Securities Act. Our basis for claiming this exemption is i) we were not a reporting company at the time of the transactions;
ii) we were not an investment company; iii) we were not a development stage company without a specific plan of business or purpose; and iv) we did not receive aggregate proceeds of more than $1,000,000 in a twelve-month period. No commissions were paid in these transactions. No commission was paid with respect to the offering, as the shares were sold by our officers and directors. We raised $993,752.50 in cash proceeds from the offering.

On December 7, 1998, we issued 125,000 shares of our common stock for Consulting Services rendered to us.

On December 9, 1998, we issued 350,000 shares of our common stock for Consulting Services rendered to us.

On December 10, 1998, we issued 11,100 shares of our common stock for Legal Services rendered to us.

On December 11, 1998, we issued 55,000 shares of our common stock for Consulting Services rendered to us.

On December 15, 1998, we issued 400,000 shares of our common stock for payment of a Licensing Fee due from us.

On December 16, 1998, we issued 7,000 shares of our common stock for Legal Services rendered to us.

On December 21, 1998, we issued 7,200 shares of our common stock for Legal Services rendered to us

On December 22, 1998, we issued 35,000 shares of our common stock for Management Services rendered to us.

The aforementioned securities were issued in reliance on Rule 504 of Regulation D promulgated under the Securities Act, as amended. Our basis for claiming this exemption is i) we were not a reporting company at the time of the transactions;
ii) we were not an investment company; iii) we were not a development stage company without a specific plan of business or purpose; and iv) we did not receive aggregate proceeds of more than $1,000,000 in a twelve month period. No commissions were paid in these transactions.

On January 26, 1999, we issued 25,000 shares of our common stock for Legal Services rendered to us.

On March 1, 1999, we issued 20,000 shares of our common stock for Legal Services rendered to us.

On March 1, 1999, we issued 175,000 shares of our common stock for Public Relations and Consulting Services rendered to us.

On March 3, 1999, we issued 20,000 shares of our common stock for Consulting Services rendered to us.

On March 4, 1999, we issued 7,500 shares of our common stock for Legal Services rendered to us.

On April 9, 1999, we issued 115,000 shares of our common stock for Legal Services rendered for the Company.

On April 21, 1999, we issued 50,000 shares of our common stock for Legal Services rendered for the Company.

The aforementioned securities were issued in reliance on Rule 504 of Regulation D promulgated under the Securities Act, as amended. Our basis for claiming this exemption is i) we were not a reporting company at the time of the transactions;
ii) we were not an investment company; iii) we were not a development stage company without a specific plan of business or purpose; and iv) we did not receive aggregate proceeds of more than $1,000,000 in a twelve-month period. No commissions were paid in these transactions.

We issued the following securities in reliance up on the exemption provided in
Section 4(2) of the Securities Act. We believed that this exemption was available in each of the above transactions, as they did not involve a public offering. No commissions were paid in these transactions.

On September 21, 1998, we issued 120,000 restricted shares of our common stock for Business Consulting Services rendered to us.

On October 23, 1998, we issued 15,000 restricted shares of our common stock for Business Consulting Services rendered to us.

On November 6, 1998, we issued 35,000 restricted shares of our common stock for Business Consulting Services rendered to us.

On December 7, 1998, we issued 75,000 restricted shares of our common stock for the repayment of debt owed by us.

On December 11, 1998, we issued 115,000 restricted shares of our common stock for Business Consulting Services rendered to us.

On December 15, 1998, we issued 200,000 restricted shares of our common stock as payment of a Licensing Fee due by us.

On December 21, 1998, we issued 110,000 restricted shares of our common stock for Consulting Services rendered to us.

On January 4, 1999, we issued 15,000 restricted shares of our common stock for Public Relations Services rendered to us.

On January 5, 1999, we issued 2,000,000 restricted shares of our common stock to our President, Dr. Michael Mitchell, in lieu of compensation for services rendered to us.

On January 7, 1999, we issued 1,200,000 restricted shares of our common stock as payment of a Licensing Fee due by us.

On January 26, 1999, we issued 1,015,000 restricted shares of our common stock for various Consulting Services rendered to us.

On February 17, 1999, we issued 265,000 restricted shares of our common stock for Consulting Services rendered to us.

On March 1, 1999, we issued 80,000 restricted shares of our common stock for Consulting Services rendered to us.

On March 4, 1999, we issued 20,000 restricted shares of our common stock for Consulting Services rendered to us.

On March 8, 1999, we issued 30,000 restricted shares of our common stock for Consulting Services rendered to us.

On March 25, 1999, we issued 80,000 restricted shares of our common stock for Consulting Services rendered to us.

On April 9, 1999, we issued 15,000 restricted shares of our common stock for Administrative Services rendered to us.

On May 21, 1999, we issued 30,000 restricted shares of our common stock for Consulting Services rendered to us.

On June 1, 1999, we issued 50,000 restricted shares of our common stock for Consulting Services rendered to us.

On June 24, 1999, we issued 125,000 restricted shares of our common stock for Executive Services rendered to us.

On June 28, 1999, we issued 200,000 restricted shares of our common stock for Consulting Services rendered to us.

On July 27, 1999, we issued 200,000 restricted shares of our common stock for Consulting Services rendered to us.

On August 23, 1999, we issued 275,000 restricted shares of our common stock for Consulting Services rendered to us.

On September 23, 1999, we issued 3,000 restricted shares of our common stock for Consulting Services rendered to us.


On October 28, 1999, we issued 200,000 restricted shares of our common stock for settlement of an employment dispute.


On November 30, 1999, we issued 50,000 restricted shares of our common stock for management services rendered to us.

On December 1, 1999, we issued 55,000 restricted shares of our common stock for management services rendered to us.

On December 6, 1999, we issued 25,000 restricted shares of our common stock for management services rendered to us.


On December 17, 1999, we issued 82,500 restricted shares of our common stock for employee services rendered to us.



On January 13, 2000, we issued 170,000 restricted shares of our common stock for settlement of an employment dispute.


On February 6, 2000, we issued 200,000 restricted shares of our common stock for financial consulting services rendered to us.

On February 11, 2000, we issued 75,000 restricted shares of our common stock for management services rendered to us.

On March 21, 2000, we issued 150,000 restricted shares of our common stock for management services rendered to us.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our bylaws provide that we shall indemnify each of our directors and officers against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

                                    PART F/S

                                GOLF PROMO, INC.

                          (a development stage company)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

INDEPENDENT AUDITORS' REPORT


To the Proprietor
Golf Promo

We have audited the accompanying balance sheet of Golf Promo (a proprietorship) (a development stage company) as of December 31, 1998 and the related statements of operations and proprietor's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golf Promo as of December 31, 1998 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



/s/ Richard A. Eisner and Company, LLP
--------------------------------------
Certified Public Accountants


New York, New York
June 8, 2000

Golf Promo
(a development stage company)


Balance Sheet
December 31, 1998

ASSETS                                                                 $      0
                                                                       ========

LIABILITIES AND PROPRIETOR'S CAPITAL
Liabilities                                                            $      0
                                                                       --------

Proprietor's capital:
   Net capital contributions                                             11,906
   Net loss                                                             (11,906)
                                                                       --------

      Total proprietor's capital                                              0
                                                                       --------

                                                                       $      0
                                                                       ========


See notes to financial statements.

Golf Promo
(a development stage company)


Statement of Operations and Proprietor's Capital
Year Ended December 31, 1998

Revenue                                                                $ 22,133
Operating expenses                                                       34,039
                                                                       --------

Net loss                                                                (11,906)
Proprietor's capital - beginning of year                                      0
Net contributions by proprietor                                          11,906
                                                                       --------

Proprietor's capital - end of year                                     $      0
                                                                       ========


See notes to financial statements.

Golf Promo
(a development stage company)


Statement of Cash Flows
Year Ended December 31, 1998

Cash flows from operating activities:
   Net loss                                                            $(11,906)

Cash flows from financing activities:
   Net contributions by proprietor                                       11,906
                                                                       --------

Net change in cash and ending balance                                  $      0
                                                                       ========


See notes to financial statements.

Golf Promo
Notes to Financial Statements
December 31, 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Nature of operations and basis of accounting:

      Golf Promo (the "Company") a proprietorship, is in the development stage. The Company provides direct marketing services to clients via permission email. Revenue is derived by charging fees for sending email messages to subscribers. The proprietorship began operations on January 1, 1998.

      The Company's financial statements do not include the assets or liabilities of the owner unrelated to the business.

[2]   Income taxes:

      The Company is not a taxpaying entity for purposes of federal and state income taxes. The income or loss of the Company are included in the federal and state personal income tax returns of the proprietor. Accordingly, no provision for income taxes is made in the financial statements.

[3]   Use of estimates:

      The preparation of the financial statements in conformity with generally accepted accounting principles requires the proprietor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

[4]   Revenue recognition:

      Email distribution revenue is derived from delivering permission email for third parties to the Company's mailing list of golfers. Email distribution revenue is recognized when the mail is delivered.

NOTE B - SUBSEQUENT EVENT

In 1999 the assets of Golf Promo, consisting principally of the email subscriber list, were contributed to Golf Promo Inc. a newly formed corporation. On February 15, 1999, one hundred percent of the outstanding stock of Golf Promo, Inc. was acquired by LCS Golf, Inc. in a transaction accounted for as a purchase. LCS Golf, Inc. issued 350,000 shares of its common stock, with a market value of approximately $316,000, in exchange for all the outstanding stock of Golf Promo, Inc.

                               GOLF UNIVERSE, INC.
                          (a development stage company)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1997

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Golf Universe, Inc.
Palm Beach Gardens, Florida

We have audited the accompanying balance sheet of Golf Universe, Inc. (a development stage company) as of December 31, 1997 and the related statements of operations and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golf Universe, Inc. as of December 31, 1997 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



Richard A. Eisner & Company, LLP
--------------------------------
Certified Public Accountants


New York, New York
June 8, 2000

Golf Universe, Inc.
(a development stage company)

Balance Sheet
December 31, 1997

ASSETS
Current asset:
   Cash                                                                $    325
                                                                       ========

LIABILITY AND STOCKHOLDER'S EQUITY (CAPITAL DEFICIENCY)
Current liability:
   Loan from stockholder                                               $ 46,018
                                                                       --------

Stockholders' equity (capital deficiency):
   Capital stock - $.001 par value; 100,000 shares authorized;
     100,000 issued and outstanding                                         100
   Deficit accumulated during development stage                         (45,793)
                                                                       --------

                                                                        (45,693)
                                                                       --------

                                                                       $    325
                                                                       ========


See notes to financial statements.

Golf Universe, Inc.
(a development stage company)


Statement of Operations
Year Ended December 31, 1997


Revenue                                                                $     --
Operating expenses                                                       45,793
                                                                       --------

Net loss and deficit accumulated during development stage              $(45,793)
                                                                       ========


See notes to financial statements.

Golf Universe, Inc.
(a development stage company)

Statement of Cash Flows
Year Ended December 31, 1997

Cash flows from operating activities:
   Net loss                                                            $(45,793)
                                                                       --------

Cash flows from financing activities:
   Proceeds from issuance of capital stock                                  100
   Proceeds from stockholder loans                                       46,018
                                                                       --------

      Net cash provided by financing activities                          46,118
                                                                       --------

Net increase in cash                                                        325
Cash - beginning of year                                                      0
                                                                       --------

Cash - end of year                                                     $    325
                                                                       ========


See notes to financial statements.

Golf Universe, Inc.
Notes to Financial Statements
December 31, 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Principal business activities:

      Golf Universe, Inc. (the "Company"), a corporation formed under the laws of the state of Florida on October 23, 1996, remained inactive until January 15, 1997. The Company is in the development stage and operates a golf website that provides hyperlinks to other golf related websites.

[2]   Income taxes:

      The Company accounts for income taxes based upon the provisions of Statements of Financial Accounting Standards No. 109 ("SFAS No. 109"), Accounting for Income Taxes. Under SFAS No. 109, the liability method is used for accounting for income taxes, and deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities.

[3]   Use of estimates:

      The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - LOAN FROM STOCKHOLDER AND OTHER MATTERS

The stockholder makes advances to the Company when necessary. These advances are non-interest bearing and have no repayment terms.

The stockholder of the Company developed the website for which he was not paid a salary. In addition, the Company incurred other development costs which were not considered material and were not capitalized.

NOTE C - CAPITAL STOCK

Capital stock consists of 100,000 shares of authorized, $.001 par value common stock, all of which are issued and outstanding.

NOTE D - INCOME TAXES

The Company has a deferred tax asset in the amount of approximately $6,900, representing the future tax benefit of a net operating loss carryforward in the amount of approximately $45,800. Utilization of the deferred tax asset is dependent on future taxable income. As a result of the losses to date, the Company has recorded a valuation allowance equal to the deferred tax asset. As a result of the acquisition of the Company (see Note E), the utilization of the net operating loss carryforward will be subject to annual limitations.

Golf Universe, Inc.
Notes to Financial Statements
December 31, 1997


NOTE E - SUBSEQUENT EVENT

On May 1, 1998, one hundred percent of the outstanding common stock of the Company was acquired by LCS Golf, Inc. in a transaction accounted for as a purchase. LCS Golf, Inc. issued 400,000 shares of its common stock, with a market value of $128,500 and a note for $100,000 in exchange for all the outstanding stock of the Company.

                               PLAY GOLF NOW, INC.
                          (a development stage company)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Play Golf Now, Inc.
New York, New York


We have audited the accompanying balance sheet of Play Golf Now, Inc. (a development stage company) as of December 31, 1998 and the related statements of operations and cash flows for the period November 25, 1998 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Play Golf Now, Inc. as of December 31, 1998 and the results of its operations and its cash flows for the period November 25, 1998 (inception) through December 31, 1998 in conformity with generally accepted accounting principles.



Richard A. Eisner & Company, LLP
--------------------------------
Certified Public Accountants


New York, New York
June 8, 2000

Play Golf Now, Inc.
(a development stage company)

Balance Sheet
December 31, 1998

ASSETS
Current asset:
   Cash                                                                   $ 484
                                                                          =====

LIABILITY AND STOCKHOLDERS' EQUITY
Liabilities                                                               $   0
                                                                          -----

Stockholders' equity:
   Capital stock - no par value; 200 shares authorized,
   issued and outstanding                                                   500
   Deficit accumulated during development stage                             (16)
                                                                          -----

                                                                            484
                                                                          -----

                                                                          $ 484
                                                                          =====


See notes to financial statements.

Play Golf Now, Inc.
(a development stage company)


Statement of Operations
For the Period From November 25, 1998 (Inception) Through December 31, 1998


Revenue                                                                    $ --
Operating expenses                                                           16
                                                                           ----

Net loss and accumulated deficit                                           $(16)
                                                                           ====


See notes to financial statements.

Play Golf Now, Inc.
(a development stage company)

Statement of Cash Flows
For the Period From November 25, 1998 (Inception) Through December 31, 1998

Cash flows from operating activities:
   Net loss                                                               $ (16)

Cash flows from financing activities:
   Proceeds from issuance of common stock                                   500
                                                                          -----

Net increase in cash                                                        484
Cash - beginning of period                                                    0
                                                                          -----

Cash - end of period                                                      $ 484
                                                                          =====


See notes to financial statements.

Play Golf Now, Inc.
Notes to Financial Statements
December 31, 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Principal business activities:

      Play Golf Now, Inc., (the "Company"), a corporation formed under the laws of the state of New York on November 25, 1998, is a development stage company that intends to sell memberships through its website that will enable the member to play at specified golf courses across the country at reduced green fees and entitles the member to receive various other discounts from participating vendors on golf related items. The Company was originally organized as a sole proprietorship which commenced operations in early 1998. The predecessor proprietorship's only activity was the setup and design of the website. The costs associated with the website setup and design, in the amount of $7,000, were incurred and expensed by the predecessor proprietorship and, accordingly, are not reflected in these financial statements. On November 25, 1998, the proprietorship contributed its assets to the Company.

[2]   Income taxes:

      The Company accounts for income taxes based upon the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), Accounting for Income Taxes. Under SFAS No. 109, the liability method is used for accounting for income taxes, and deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. At December 31, 1998, there were no deferred taxes.

[3]   Use of estimates:

      The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CAPITAL STOCK

Capital stock consists of 200 shares of authorized, no par value, common stock, all of which are issued and outstanding.

NOTE C - SUBSEQUENT EVENT

On January 26, 1999, one hundred percent of the outstanding common stock of the Company was acquired by LCS Golf, Inc. in a transaction accounted for as a purchase. LCS Golf, Inc. issued 350,000 shares of its common stock, with a market value of approximately $336,000, in exchange for all the outstanding stock of Play Golf Now, Inc. In addition, LCS Golf Inc. issued options to purchase 200,000 shares of its common stock at $.50 per share expiring January 25, 2001.

The Pro Forma Condensed Consolidated Statement of Operations for the fiscal year ended February 28, 1999 adjusts the historical financial information of the Company to show the effect of the four acquisitions as if they occurred at March 1, 1998 or the date of inception of the acquired company, whichever is later. All of these acquisitions were recorded utilizing the purchase method of accounting. For the Golf Universe ("GU") acquisition on May 1, 1998, the adjustment is to include the operations of GU for the period March 1, 1998 to April 30, 1998. For the Mr. B III ("B III") acquisition on November 17, 1998, the adjustment is to include the operations of B III for the period March 1, 1998 through November 16, 1998. For the Play Golf Now ("PGN") acquisition on January 26, 1999, the adjustment is to include the operations of PGN from November 25, 1998 (inception) through January 25, 1999. For the Golf Promo ("GP") acquisition on February 15, 1999, the adjustment is to remove the operations of GP for the period February 15, 1999 through February 28, 1999 included in the historical financial information and include the operations of GP for the year ended December 31, 1998. The "Pro Forma adjustments" column reflects the amortization of intangible assets generated from the above acquisitions for the pro forma period presented and the interest expense on a $100,000 note issued in connection with the GU acquisition. The pro forma loss per share reflects the issuance of common stock for the four acquisitions as if they occurred at the beginning of the year or the date of inception of the acquired company, whichever is later.

The unaudited pro forma condensed consolidated financial statement has been prepared by the Company based upon assumptions deemed proper by it. This unaudited pro forma condensed consolidated financial statement presented herein is shown for illustrative purposes only and is not necessarily indicative of the future results of operations of the Company, or the results of operations of the Company that would have actually occurred had the transactions been in effect for the period presented. The unaudited pro forma condensed consolidated financial statement should be read in conjunction with the historical financial statements and related notes of the Company.

Pro Forma Condensed Consolidated Statement of Operations
Year Ended February 28, 1999 (Unaudited)

                                                                          Play                       Pro
                              Historical        Golf                      Golf           Golf        Forma
                             The Company      Universe     Mr. B III       Now           Promo       Adjustments      Pro Forma
                             -----------    -----------   -----------   -----------   -----------    -----------     -----------
Revenue                      $   108,000                  $ 1,027,000                 $    22,000                    $ 1,157,000
Cost of revenue                  192,000                      555,000                                                    747,000
                             -----------                  -----------                 -----------                    -----------


Gross profit (loss)              (84,000)                     472,000                      22,000                        410,000
Selling, general and
   administrative
   expenses                    5,552,000    $     8,000       332,000   $     6,000        33,000    $    79,000(A)    6,010,000
                             -----------    -----------   -----------   -----------   -----------    -----------     -----------

(Loss) income from
   operations                 (5,636,000)        (8,000)      140,000        (6,000)      (11,000)       (79,000)     (5,600,000)
Other income, net                 17,000                        1,000                                     (3,000)(B)      15,000
                             -----------    -----------   -----------   -----------   -----------    -----------     -----------

(Loss) income before
   provision for income tax   (5,619,000)        (8,000)      141,000        (6,000)      (11,000)       (82,000)     (5,585,000)
Provision for income tax                                        3,000                                                      3,000
                             -----------    -----------   -----------   -----------   -----------    -----------     -----------

Net (loss) income            $(5,619,000)   $    (8,000)  $   138,000   $    (6,000)  $   (11,000)   $   (82,000)    $(5,588,000)
                             ===========    ===========   ===========   ===========   ===========    ===========     ===========


Basic and diluted net
   loss per share            $     (0.63)                                                                            $     (0.55)
                             ===========                                                                             ===========

Weighted average
   number of shares
   outstanding                 8,961,285                                                                              10,132,054(C)
                             ===========                                                                             ===========

(A) To reflect the amortization of intangible assets generated from the four acquisitions for the period presented.

(B) To reflect interest expense for six months on the $100,000 note issued in connection with the Golf Universe acquisition.

(C) The pro forma weighted average number of shares that would have been outstanding for the period commencing on March 1, 1998 or the date of inception of the acquired company, whichever is later, up to the issuance date of the common stock.

      The calculation is as follows:

Weighted average number of shares outstanding - historical             8,961,285
Golf Universe                                                            215,385
Mr. B III                                                                240,000
Play Golf Now                                                            380,769
Golf Promo                                                               334,615
                                                                      ----------

   Pro forma weighted average of shares outstanding                   10,132,054
                                                                      ==========

                                    PART III

ITEM 1. INDEX TO EXHIBITS.

----------------------------------------------------------------------------------------------------
Exhibit Number     Description
----------------------------------------------------------------------------------------------------
2.1                Linkun Holding Company (as filed in the Form 10-SB filing on 12/9/99)
----------------------------------------------------------------------------------------------------
2.2                LCS Golf, Inc. Merger (as filed in the Form 10-SB filing on 12/9/99)
----------------------------------------------------------------------------------------------------
2.3                Golf Universe, Inc. (as filed in the Form 10-SB filing on 12/9/99)
----------------------------------------------------------------------------------------------------
2.4                Mr. "B" III, Inc. (as filed in the Form 10-SB filing on 12/9/99)
----------------------------------------------------------------------------------------------------
2.5                GolfPromo, Inc. (as filed in the Form 10-SB filing on 12/9/99)
----------------------------------------------------------------------------------------------------
2.6                Play Golf Now, Inc. (as filed in the Form 10-SB filing on 12/9/99)
----------------------------------------------------------------------------------------------------
3.1                Articles of Incorporation (as filed in the Form 10-SB filing on 12/9/99)
----------------------------------------------------------------------------------------------------
3.2                By-laws (as filed in the Form 10-SB filing on 12/9/99)
----------------------------------------------------------------------------------------------------
4.1                Form of Common Stock Certificate (as filed in the Form 10-SB filing on 12/9/99)
----------------------------------------------------------------------------------------------------
10.1               Namath Agreement
----------------------------------------------------------------------------------------------------
10.2A              Quintel Loan Agreement
----------------------------------------------------------------------------------------------------
10.2B              Quintel Convertible Promissory Note
----------------------------------------------------------------------------------------------------
10.2C              Quintel Security Agreement
----------------------------------------------------------------------------------------------------
10.2D              Quintel License Agreement
----------------------------------------------------------------------------------------------------
10.2E              Quintel Marketing Agreement
----------------------------------------------------------------------------------------------------
10.2F              Quintel Registration Rights Agreement
----------------------------------------------------------------------------------------------------
10.2G*             Quintel Forbearance Agreement, dated as of August 8, 2000.
----------------------------------------------------------------------------------------------------
10.2H*             Quintel Amendment #1 to the Security Agreement, dated as of August
                   8, 2000.
----------------------------------------------------------------------------------------------------
10.2I*             Guaranty dated as of August 7, 2000 by Michael Mitchell for the timely repayment of the obligations of LCS Golf under the Promissory
                   Note dated as of February 16, 2000 between Quintel and LCS Golf.
----------------------------------------------------------------------------------------------------
10.3A*             Agreement dated as of August 10, 2000 between American Warrant
                   Partners LLC and LCS Golf.
----------------------------------------------------------------------------------------------------
10.3B*             Registration Rights Agreement between American Warrant Partners LLC and LCS Golf.
----------------------------------------------------------------------------------------------------
10.3C*             American Warrant Partners LLC warrant for up to 600,000 shares of common stock expiring August 8, 2005.
----------------------------------------------------------------------------------------------------
10.3D*             American Warrant Partners LLC 8% Subordinated Convertible Promissory
                   note.
----------------------------------------------------------------------------------------------------
21                 Subsidiaries of the Registrant
----------------------------------------------------------------------------------------------------
27                 Financial Data Schedule
----------------------------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             /s/ Dr. Michael Mitchell
                                             -----------------------------------
                                             By: Dr. Michael Mitchell, President
                                             Dated: September 8, 2000